May 24, 2011
Sandra Hunter
United States
Securities and Exchange Commission
Washington, D.C. 20549

United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Puravita Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2011
File No. 333-172892

Dear Ms. Hunter:

The following are the responses to your comment letter of May 18, 2011.

Prospectus Cover Page

1.
We note your response to comment 22 of our letter dated April 14, 2011 in which you have revised your disclosure on page II-1 to indicate that all expenses of the offering are being borne by your sole office and director, Mr. O’Dare.  We further note you indicate on the prospectus cover page and on page 6 in the Prospectus Summary, that offering expenses will be deducted from the net offering proceeds.   Please revise your disclosure to quantify the total estimated offering expenses and tell us what amount will be paid by your sole officer and director and what amount will be deducted from your gross offering proceeds.

Revised to delete references to offering expenses being deducted from the net offering proceeds and to show that the total estimated offering expenses of $3,759 have been paid by our sole officer and director and that none will be deducted from the gross offering proceeds.

Item 4—Use of Proceeds, page 15

2.
Given the nature of your offering, please revise your tabular presentation to address the amount of the offering proceeds being placed in the trust account under each scenario.    To the extent funds will be available to you post-acquisition, you should describe anticipated uses, if known, using conditional language, as appropriate.   Please revise accordingly.

Revised to indicate that all the offering proceeds, minus the 10% releasable to the company under Rule 419 will be promptly placed into escrow.    Revised to disclose that the category of Working Capital will only be available to the Company post-acquisition and that there are no known uses other than as general working capital at this time and such amount cannot be used for salaries or for reimbursement of expenses.

Sandra Hunter
May 24, 2011

3.
We note your response to comment 18 of has our letter dated April 14, 2011, in which you have revised your disclosure to indicate that Mr. O’Dare been involved in the formation of Cheval Resources Corporation.   Please refer to Item 401(e) and revise your disclosure to provide Mr. O’Dare’s positions with Cheval Resources Corporation.

Revised to disclose that Mr. O’Dare is involved in the formation of Cheval Resources Corporation and Mobad Service Corporation and that Mr. O’Dare is the sole shareholder, President, Secretary, Treasurer, Director, CEO and CFO of both of these entities.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Puravita Corporation